King Pharmaceuticals, Inc. 501 Fifth Street Bristol, TN 37620

Carla M. Shumate
Sr. Vice President Finance,
Controller
August 30, 2010
Filed as CORRESPONDENCE
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	King Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-15875
Dear Mr. Rosenberg:
     I write in response to your letter to our Chief Financial Officer, Joseph Squicciarino, of August 3, 2010, containing comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 10-K for King Pharmaceuticals, Inc. for the fiscal year ended December 31, 2009 (the “2009 10-K”).
     We appreciate your comments and have reviewed them carefully. This letter responds to the Staff’s comments, which, for convenience, we have included in italics before the Company’s response. References in our response to “we,” “our,” “us” or the “Company” mean King Pharmaceuticals, Inc.
***
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results
Research and Development Expense, page 47
1.	Please refer to your response to our comment. We do not believe that determination of significance of a project is limited to the amount of research and development expense incurred or to be incurred. Other factors such as the expected effects on your cash flows or results of operations which may be impacted by a new product introduction may also factor into this determination. In addition to the table of significant development projects and information below that table that you propose to add in future filings, please disclose your criteria for deeming that a project is significant including the qualitative and quantitative factors you considered in making this determination.

Company’s Response:
     We plan to include disclosure substantially similar to the following under “Research and Development” within Part I, Item 1, “Business”, in our Form 10-K for the year ended December 31, 2010 (the “2010 10-K”). Footnote 1 indicates what constitutes a “significant” project.
     Our significant development projects, including those for which we have collaboration agreements with third parties, include the following:

Project Name (1)	Description	Current Phase (2)
Remoxy®	A novel formulation of long-acting oxycodone with a proposed indication for the treatment of moderate to severe chronic pain, specifically designed to resist certain common methods of misuse and abuse associated with long-acting oxycodone products that are currently available.	Phase III clinical trials completed; NDA filed; Complete response letter received; Estimated NDA resubmission date:

Acurox®	An orally administered, immediate release tablet containing oxycodone HCl as its sole active analgesic ingredient, with a proposed indication for the relief of moderate to severe pain. Acurox® uses Acura Pharmaceuticals Inc.’s (“Acura”) patented Aversion® Technology, which, as reformulated in response to our FDA Advisory Committee Meeting on April 22, 2010, is designed to deter misuse and abuse by intravenous injection of dissolved tablets and nasal snorting of crushed tablets.	Phase III clinical trials completed; NDA filed; Complete response letter received; Estimated NDA submission date for new formulation:

CorVue™ (binodenoson)	A cardiac pharmacologic stress-imaging agent.	Phase III clinical trials completed; NDA filed; Complete response letter received; Estimated NDA resubmission date:

Vanquix™	A diazepam-filled auto-injector with a proposed indication for the treatment of acute, repetitive epileptic seizures.	Phase III clinical trials ongoing

Eladur®	An investigational transdermal bupivacaine patch for the treatment of pain.	Phase II clinical trials ongoing

Oxycodone NT	A novel formulation of long-acting oxycodone for the treatment of moderate to severe chronic pain. Oxycodone NT is specifically designed to resist certain common methods of misuse and abuse associated with long-acting oxycodone products that are currently available. This product uses the same patented technology used in our approved Embeda® product.	Phase I clinical trials ongoing

Hydrocodone NT	A novel formulation of long-acting hydrocodone for treatment of moderate to severe chronic pain. Hydrocodone NT is specifically designed to resist certain common methods of misuse and abuse associated with long-acting hydrocodone products that are currently available. This product uses the same patented technology used in our approved Embeda® product.	Pre-clinical

(1)	We do not have specific, predefined standards for assessing the significance of a project. Projects that we consider to be significant are typically those that are in late stages of development or are based upon proven technologies and that, if they receive timely regulatory approval, have the potential to be commercially important based upon current commercial strategies. Our management may deem projects significant based on other factors, as circumstances warrant.

(2)	Our drug development projects are subject to various risks and uncertainties, as described in “Risk Factors.” Due to these risks and uncertainties, we do not provide estimates of the completion dates, costs or potential for commercial success of our drug development projects.

2.	You state that you do not allocate internal costs and that you outsource a substantial portion of your research and development activities. Please disclose the external costs for each significant project for each year presented and the costs incurred to date. Clarify the amount of internal research and developments costs that you do not allocate to individual projects and why.
Company’s Response:
     We respectfully submit that the disclosure regarding individual research and development projects that has previously appeared in our periodic filings, supplemented by the proposed disclosure that appears in our response to your first comment, above, is appropriate and sufficient for a reader’s understanding of these projects and their potential impact on our operating results. The amount of expense incurred in connection with an individual project in a particular year does not necessarily reflect the project’s commercial or financial potential. Further, a higher level of spending for a particular project cannot ensure that the project will receive regulatory approval or that, if approved, it will provide meaningful future cash flows. Therefore, we do not believe that disclosure of research and development expense by individual project would help our readers better understand our business or the impact of our research and development activities on our operating results.
     We do believe, however, that disclosure of our research and development expense by segment and therapeutic category could be beneficial to the reader in understanding our allocation of research and development resources among our businesses. We therefore propose to include disclosure substantially similar to the following table under “Research and Development Expense” within Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in our 2010 10-K. An item in this table reflects unallocated internal costs.
Research and Development Expense

					Change
	For the Years Ended December 31,				2010-2009	2009-2008
	2010		2009	2008	$	$
	(In thousands)
Branded prescription pharmaceuticals
Neuroscience	$		$38,674	$96,480	$	$(57,806)
Hospital			8,485	9,680		(1,195)
Legacy			2,138	2,911		(773)
Unallocated internal costs (1)			30,712	26,443		4,269

Total Branded prescription pharmaceuticals			80,009	135,514		(55,505)
Alpharma Animal Health			10,865	—		10,865
Meridian Auto-Injector			7,778	9,659		(1,881)
Royalties and other		—	—	—	—	—

Research and development			98,652	$145,173		(46,521)
Research and development — in-process upon acquisition			—	598,500		(598,500)

Total research and development	$		$98,652	$743,673	$	$(645,021)

(1)	We do not allocate our general internal research and development costs to individual projects. We outsource a substantial portion of our research and development activities through collaboration agreements with third parties to perform clinical trials and similar research. Our employees who manage these collaborative arrangements often work on multiple projects, and we do not allocate the costs associated with these employees and the facilities in which they work, or other general internal research and development costs, to specific projects.

     As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments concerning this letter to me at (423) 989-8136. If you are unable to reach me, please contact Rod Ervin at (423) 989-7047 or William Phillips at (423) 990-2523. Thank you.

Sincerely, /s/ Carla M. Shumate
Carla M. Shumate

cc:	James Peklenk, Staff Accountant, U.S. Securities and Exchange Commission
Mary Mast, Senior Accountant, U.S. Securities and Exchange Commission
Joseph Squicciarino, Chief Financial Officer, King Pharmaceuticals, Inc.
Rod Ervin, Assistant Controller, King Pharmaceuticals, Inc.
James W. Elrod, Chief Legal Officer, King Pharmaceuticals, Inc.
William L. Phillips III, Assistant General Counsel, King Pharmaceuticals, Inc.

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